SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 31, 2005

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If“Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure: Press Release dated March 31, 2005 re: Partner Communications Announces Results of Public Offering

PARTNER COMMUNICATIONS COMPANY LTD.

Notice of Results of Public Offering
Pursuant to the Prospectus Dated March 24, 2005
In Accordance with Section 30 of the Israel Securities Law, 5728-1968

Pursuant to the prospectus of Partner Communications Company Ltd. (the “Company”) dated March 24, 2005 (the “Prospectus”), the Company offered to the public 2,000,000,000 in Series A Notes with a nominal value of NIS 1.0 each (the “Notes”) in 2,000,000 units (with each unit containing 1,000 Notes) (the “Units”), all in accordance with, and subject to, the terms of the Notes as set forth in the Prospectus.

The results of the public offering were:

In the offering, 4,167 offers were received (including from institutional investors) for the purchase of 5,961,613 Units. In accordance with the terms of the offer, the Company issued the following Units:

(a)	304 orders for the purchase of 1,600,000 Units to institutional investors were accepted in full.

(b)	3,863 orders for the purchase of 4,361,613 Units (other than from institutional investors) were accepted in part, such that each person placing an order received approximately 9.12778 % of the Units ordered (rounded up to the nearest Unit).

All units were issued at an annual interest rate of 4.25% linked to the Israeli Consumer Price Index published for February 2005. The interest rate to be paid for the first interest period beginning on April 3, 2005 and ending on June 30, 2005 is 1.0363%. The gross proceeds to the Company from the offering totaled NIS 2,000,000,000.

The securities offered will not be nor have been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States or in any other place other than Israel unless registered under the U.S. Securities Act of 1933 or pursuant to an applicable exemption from registration requirements.

The Company expresses its appreciation to the investors for their response to the offer.

Partner Communications Company Ltd.

THE FOREGOING NOTICE APPEARS SOLELY AS A MATTER OF RECORD.

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. BY: /S/ Alan Gelman —————————————— Alan Gelman Chief Financial Officer

Dated: March 31, 2005